

Mail Stop 3720

October 11, 2016

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560

       Re: MaxPoint Interactive, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 10, 2016
              File No. 001-36864

Dear Mr. Epperson:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Performance Metrics, page 52

1.   We note that the company has been experiencing a lower growth rate for its revenue ex-TAC metric during recent periods. Please expand your disclosure to discuss the underlying cause of the lower growth rates, if material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding our comment on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications